Exhibit 99.3

GLOBAL PRESS RELEASE

Stock Market Symbols

GIB.A (TSX)

GIB (NYSE)

www.cgi.com/newsroom

CGI reports strong second quarter Fiscal 2022 results

Revenue up 10.0% in constant currency and EPS up 14.2%, both year-over-year

Q2-F2022 performance highlights1

•	Revenue of $3.27 billion, up 6.2% year-over-year or 10.0% year-over-year in constant currency;

•	Adjusted EBIT of $523.6 million, up 7.7% year-over-year;

•	Adjusted EBIT margin improved by 20 basis points year-over-year to 16.0%;

•	Net earnings of $372.0 million, for a margin of 11.4%, up 30 basis points year-over-year;

•	Diluted EPS of $1.53, up 14.2% year-over-year;

•	Net earnings excluding specific items* of $374.1 million, for a margin of 11.4%, up 30 basis points year-over-year;

•	Diluted EPS excluding specific items* of $1.53, up 13.3% year-over-year;

•	Cash from operating activities of $472.6 million, representing 14.5% of revenue;

•	Bookings of $3.32 billion, for a book-to-bill ratio of 101.4%;

•	Backlog of $23.14 billion or 1.9x annual revenue.

*Specific items in Q2-F2022 include: $2.1 million in acquisition-related and integration costs, net of tax; Specific items in Q2-F2021 include: $0.6 million in acquisition-related and integration costs, net of tax.

Note: All figures in Canadian dollars. Q2-F2022 MD&A, interim condensed consolidated financial statements and accompanying notes can be found at cgi.com/investors and have been filed with both SEDAR in Canada and EDGAR in the U.S.

Montréal, Quebec, April 27, 2022 - CGI (TSX: GIB.A) (NYSE: GIB)

Q2-F2022 results

“In the second quarter of fiscal 2022, we delivered on our profitable growth plan with double digit increases year-over-year in both revenue and EPS,” said George D. Schindler, President and Chief Executive Officer. “Across our end-to-end portfolio of services, demand remains strong as clients continue to turn to our talented teams to help them transform their digital value chains. This robust demand environment, and our recently announced mergers, will continue to create new shareholder value in the second half of the year and beyond.”

For the second quarter of fiscal 2022, the Company reported revenue of $3.27 billion, representing a year-over-year increase of 6.2% when incorporating unfavorable foreign currency impacts. On a constant currency basis, revenue grew by 10.0% year-over-year. The accompanying charts provide additional information regarding our revenue mix for the quarter.

A. Managed IT and Business Process Services Services	54%	A. U.S.	30%	A. Government	35%
B. Business consulting, strategic IT consulting and systems integration	46%	B. Canada	16%	B. Manufacturing, retail & distribution	23%
		C. France	14%	C. Financial services	22%

		D. U.K.	11%	D. Communications & utilities	13%

		E. Germany	6%	E. Health	7%

		F. Finland	6%

		G. Sweden	6%

		H. Rest of the world	11%

Adjusted EBIT was $523.6 million, up 7.7% year-over-year, with an EBIT margin of 16.0% representing an improvement of 20 basis points from 15.8% in the same period last year.

Segmented results	Q2-F22			Q2-F21

In millions of CAD except for percentages	Revenue	Adjusted EBIT		Revenue	Adjusted EBIT
	$	$	%	$	$	%

Western and Southern Europe	558.6	85.9	15.4%	513.6	74.3	14.5%

U.S. Commercial and State Government	506.7	72.1	14.2%	430.8	61.4	14.3%

Canada	495.3	108.3	21.9%	443.8	98.0	22.1%

U.S. Federal	438.6	71.0	16.2%	399.6	55.9	14.0%

U.K. and Australia	343.7	57.4	16.7%	345.1	62.0	18.0%

Central and Eastern Europe	341.7	35.8	10.5%	336.9	36.2	10.7%

Scandinavia	242.7	12.6	5.2%	273.8	17.5	6.4%

Asia Pacific	193.5	57.5	29.7%	166.5	52.9	31.7%

Finland, Poland & Baltics	190.3	23.0	12.1%	198.2	28.2	14.2%

Eliminations	(42.0)			(29.8)

Total CGI	3,268.9	523.6	16.0%	3,078.5	486.3	15.8%

For the three months ended March 31, 2022, our effective tax rate decreased to 25.4% from 25.7% for the same period last year.

Net earnings were $372.0 million, up 9.0% compared with the same period last year, for a margin of 11.4%. Diluted earnings per share, as a result, were $1.53 compared to $1.34 last year, representing an increase of 14.2%.

Excluding acquisition-related and integration costs, net of tax, net earnings were $374.1 million, representing an increase of 9.4% or $32.3 million year-over-year and a margin of 11.4%. On the same basis, diluted earnings per share increased by 13.3% to $1.53, up from $1.35 from the same period last year.

Bookings were $3.32 billion, representing a book-to-bill ratio of 101.4%, or 108.7% on a trailing twelve-month basis. As of March 31, 2022, the Company’s backlog stood at $23.14 billion or 1.9x annual revenue.

Cash provided by operating activities was $472.6 million, or 14.5% of revenue. Over the last twelve-months ending March 31, 2022, cash provided by operating activities was $1,902.8 million, or 15.4% of revenue.

Financial highlights	Q2-F2022	Q2-F2021	Change
In millions of Canadian dollars except earnings per share and where noted

Revenue	3,268.9	3,078.5	190.4

Growth	6.2%	(1.7%)	790 bps

Constant currency growth	10.0%	(1.7%)	1,170 bps

Adjusted EBIT	523.6	486.3	37.3

Margin	16.0%	15.8%	20 bps

Net earnings	372.0	341.2	30.8

Margin	11.4%	11.1%	30 bps

Net earnings excluding specific items*	374.1	341.9	32.2

Margin	11.4%	11.1%	30 bps

Diluted earnings per share (diluted EPS)	1.53	1.34	0.19

Diluted earnings per share excluding specific items*	1.53	1.35	0.18

Weighted average number of outstanding shares (diluted)	243.8	254.0	(10.2)

Net finance costs	22.5	26.2	(3.7)

Net debt	2,729.7	2,938.7	(209.0)

Net debt to capitalization ratio	28.7%	30.9%	(220) bps

Cash provided by operating activities	472.6	572.6	(100.0)

Days sales outstanding (DSO)	42	39	3

Return on invested capital (ROIC)	15.7%	12.8%	290 bps

Return on equity (ROE)	21.0%	17.2%	380 bps

Bookings	3,315.7	3,892.1	(576.4)

Backlog	23,144.1	23,094.1	50.0

* Specific items in Q2-F2022 include: $2.1 million in acquisition-related and integration costs, net of tax; Specific items in Q2-F2021 include: $0.6 million in acquisition-related and integration costs, net of tax.

During the quarter, the Company invested $400.0 million under its current Normal Course Issuer Bid to purchase for cancellation 3,968,159 of its Class A shares and $36.3 million for the acquisition of Unico Computer Systems Pty Ltd.

As at March 31, 2022, net debt stood at $2.73 billion, down from $2.94 billion at the same time last year. The net debt-to-capitalization ratio stood at 28.7% at the end of March 2022.

With cash of $1.1 billion on hand at the end of March 2022, and a fully available revolving credit facility, the Company has $2.6 billion in readily available liquidity to pursue its Build and Buy profitable growth strategy.

Headcount increased year-over-year by more than 7,000 consultants and professionals, for a total of approximately 84,000 consultants and professionals world-wide.

To access the financial statements – click here (PDF)

To access the Q2-F2022 MD&A – click here (PDF)

Q2-F2022 results conference call

Management will host a conference call this morning at 9:00 a.m. Eastern Daylight time to discuss results. Participants may access the call by dialing 1-888-440-2167 or 1-438-803-0559 Conference ID: 8986313 or via cgi.com/investors. For those unable to participate on the live call, a podcast and copy of the slides will be archived for download at cgi.com/investors.

About CGI

Founded in 1976, CGI is among the largest independent IT and business consulting services firms in the world. With 84,000 consultants and professionals across the globe, CGI delivers an end-to-end portfolio of capabilities, from strategic IT and business consulting to systems integration, managed IT and business process services and intellectual property solutions. CGI works with clients through a local relationship model complemented by a global delivery network that helps clients digitally transform their organizations and accelerate results. CGI Fiscal 2021 reported revenue is $12.13 billion and CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB). Learn more at cgi.com.

1Non-GAAP and other key performance measures

Non-GAAP financial metrics used in this press release: Constant currency growth, adjusted EBIT, adjusted EBIT margin, net debt, net debt to capitalization ratio, ROIC, net earnings excluding specific items, net earnings margin excluding specific items, and diluted EPS excluding specific items. CGI reports its financial results in accordance with IFRS. However, management believes that these non-GAAP measures provide useful information to investors regarding the company’s financial condition and results of operations as they provide additional measures of its performance. These measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers and should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. Additional details for these non-GAAP measures can be found on pages 3, 4 and 5 of our Q2-F2022 MD&A which is posted on CGI’s website, and filed with SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Key performance measures used in this press release: bookings, book-to-bill ratio, backlog, DSO, net earnings margin, and ROE. The composition of these measures can also be found on pages 3, 4 and 5 of our Q2-F2022 MD&A.

Forward-looking information and statements

This press release contains “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbours. All such forward-looking information and statements are made and disclosed in reliance upon the safe harbour provisions of applicable Canadian and United States securities laws. Forward-looking information and statements include all information and statements regarding CGI’s intentions, plans, expectations, beliefs, objectives, future performance, and strategy, as well as any other information or statements that relate to future events or circumstances and which do not directly and exclusively relate to historical facts. Forward-looking information and statements often but not always use words such as “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, “predict”, “project”, “aim”, “seek”, “strive”, “potential”, “continue”, “target”, “may”, “might”, “could”, “should”, and similar expressions and variations thereof. These information and statements are based on our perception of historic trends, current conditions and expected future developments, as well as other assumptions, both general and specific, that we believe are appropriate in the circumstances. Such information and statements are, however, by their very nature, subject to inherent risks and uncertainties, of which many are beyond the control of CGI, and which give rise to the possibility that actual results could differ materially from our expectations expressed in, or implied by, such forward-looking information or forward-looking statements. These risks and uncertainties include but are not restricted to: risks related to the market such as the level of business activity of our clients, which is affected by economic and political conditions, additional external risks (such as pandemics, armed conflict and inflation) and our ability to negotiate new contracts; risks related to our industry such as competition and our ability to attract and retain qualified employees, to develop and expand our services, to penetrate new markets, and to protect our intellectual property rights; risks related to our business such as risks associated with our growth strategy, including the integration of new operations, financial and operational risks inherent in worldwide operations, foreign exchange risks, income tax laws and other tax programs, our ability to negotiate favourable contractual terms, to deliver our services and to collect receivables, the reputational and financial risks attendant to cybersecurity breaches and other incidents, and financial risks such as liquidity needs and requirements, maintenance of financial ratios, and changes in creditworthiness and credit ratings; as well as other risks identified or incorporated by reference in this press release, in CGI’s annual and quarterly MD&A and in other documents that we make public, including our filings with the Canadian Securities Administrators (on SEDAR at www.sedar.com) and the U.S. Securities and Exchange Commission (on EDGAR at www.sec.gov). For a discussion of risks in response to the coronavirus (COVID-19) pandemic, see Pandemic risks in section 8.1.1. of our Q2 2022 MD&A. Unless otherwise stated, the forward-looking information and statements contained in this press release are made as of the date hereof and CGI disclaims any intention or obligation to publicly update or revise any forward-looking information or forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. While we believe that our assumptions on which these forward-looking information and forward-looking statements are based were reasonable as at the date of this press release, readers are cautioned not to place undue reliance on these forward-looking information or statements. Furthermore, readers are reminded that forward-looking information and statements are presented for the sole purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Further information on the risks that could cause our actual results to differ significantly from our current expectations may be found in the section titled Risk Environment of CGI’s annual and quarterly MD&A, which is incorporated by reference in this cautionary statement. We also caution readers that the above-mentioned risks and the risks disclosed in CGI’s annual and quarterly MD&A and other documents and filings are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial could also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation.

For more information:

Kevin Linder

Senior Vice-President, Finance and Treasury, and Head of Investor Relations

kevin.linder@cgi.com

+1 905-973-8363